May 6, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549

Attention: Kristi Marrone
Staff Accountant, Division of Corporate Finance

Re:	Central Fund of Canada Limited Form 40-F Filed December 22, 2010 File No. 001-09038

Pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, we transmit for your review the response of Central Fund of Canada Limited (“Central Fund”) to the Staff’s letter of comments, dated April 7, 2011 (the “Comment Letter”), in respect of the above noted filing.  Central Fund’s response below is keyed to the headings and comment number contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended October 31, 2010

Exhibit 99.3

Note 7. Income taxes, page 14

1. We note that you believe gains resulting from the disposition of bullion holdings should be treated as capital gains for tax purposes, while the Canada Revenue Agency has expressed an opinion that these gains should generally be treated as ordinary income for tax purposes.  We also note that deferred income tax liabilities resulting from unrealized capital appreciation are offset by refundable mechanisms available to the Company.  Please clarify in your response and in future filings what is meant by “refundable mechanisms” and whether your deferred income tax liability is calculated based upon tax rates applicable to capital gains or to ordinary income.  It appears that your accounting policy may represent a departure from ASC 740-10-25-5 through 17 under US GAAP, which states that the effects of a tax position should be reflected in the financial statements when it is more-likely-than-not that the position would be sustained upon review by a taxing authority.  Please tell us how you have assessed the “more-likely-than-not” criteria and what consideration you gave to disclosing this policy as a difference between Canadian and US GAAP in Note 11 to your financial statements.

Capital Gains Treatment

Central Fund (established 1961) exists as a passive specialized investment holding company.  Its purpose is to hold a vast majority of its assets in gold and silver bullion, which it has done consistently since it was converted to the above structure in 1983.  Central Fund's objective is to provide a convenient, low‐cost investment alternative for investors interested in holding gold and silver related investments.  Its policy is to invest virtually all of its assets in passively held long‐term holdings of unencumbered, allocated and segregated gold and silver bullion, and not to speculate with regard to short‐term changes in gold and silver prices.  This enables retail and institutional shareholders to effectively hold interests in gold and silver bullion without the associated high transaction, storage and handling costs. We believe this is a very important consideration when read in conjunction with the third paragraph of Note 7 to the Company’s audited annual financial statements.

The position taken by Canada Revenue Agency (“CRA”) to the effect that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than capital gains, is based on its position that even if a trust or corporation which owns commodities is not in the business of trading commodities, such transactions would generally be “adventures in the nature of trade” and therefore treated as ordinary income.  However Central Fund’s facts and circumstances are particularly unique in that Central Fund has no intention of selling any of its gold or silver.  CRA, in its publications acknowledges that the treatment in each case remains a question of fact to be determined having regard to all the circumstances.

The Income Tax Act (Canada) (the “Act”), taxes income and losses differently depending on whether the income or loss is capital in nature or “regular” income or loss.  The distinction between what constitutes capital versus regular income gain/loss is not clearly outlined in the Act.  Consequently, the courts in Canada have had to interpret this issue.  The key issue is the intention of the taxpayer when the property is acquired and the factors that the courts consider include:

Factors to Consider	Application to Central Fund
the period of ownership (the longer the property is held the more likely the property is capital),	Central Fund still has every ounce of physical gold and silver that it has purchased since 1983. Over 98% of Central Fund’s net assets are made up of physical gold and silver bullion.
the frequency of similar transactions (the more often a certain type of transaction takes place, the less likely the income is capital)
Central Fund is a passive holding company.  It will not sell any gold or silver unless it has to in order to generate cash and all other reasonable avenues to do so have been exhausted.  Cash reserves have been built up over the years such that there will be no need to sell bullion in the foreseeable future.  The Company has established a history of not selling its gold and silver bullion, although on occasion in the late 1990’s it sold nominal amounts of gold and silver certificates, not physical bars.  As indicated, over 98% of the Company’s gold and silver is in the form of physical bars.

Factors to Consider	Application to Central Fund
the extent of the improvement or development (when more effort is put in to a certain type of transaction, the less likely the income is capital),	Not applicable to Central Fund
the reasons for holding the property and the nature of the sale (if the sale of property is the result of an active campaign to sell it rather than something that is unanticipated, the less likely the income is capital),

In 1983, Central Fund became a specialized holding company with the primary objective of passively holding a majority of its assets in the form of gold and silver, primarily in bar form.  Sales of gold and silver bullion are never anticipated.

the relationship of the transaction to the taxpayer's ordinary business (if the taxpayer is already in a business of a similar nature, then it is less likely the income is capital),	Central Fund is solely in the business of holding unencumbered and allocated gold and silver bullion. Its mandate is to hold these assets on a passive basis at all times.
the type of assets being disposed of (fixed capital items such as equity investments are more likely to result in capital income than floating capital items such as inventory).
The gold and silver bullion held by Central Fund is held as a long-term fixed asset and does not constitute inventory as there is and never has been any intention of or a pattern of turning over (via disposition) these assets.

The above six items are not meant to be an exhaustive list of factors that CRA or the courts will consider when determining whether income or capital treatment is appropriate in the circumstances.  However, these are the most significant, and, as can be seen above, in every applicable scenario the objectives and history of Central Fund support the position that capital treatment is the most appropriate.

The general rule is that, if an asset was acquired originally as a long-term investment, the gain or loss on the sale of such asset is on capital account.  The way in which the asset was used, or its intended use while it was owned, becomes the overriding factor.

In the late 1990’s, there were isolated occasions when Central Fund sold nominal portions of its certificates to meet costs and dividend payment requirements.  CRA accepted the related tax filings which treated the proceeds from these sales as capital.  The Company has no intention of selling any of its gold and/or silver bullion as it now has significant cash reserves to meet ongoing obligations several years out.

Central Fund currently has capital loss carry-forwards that it does not recognize in its financial statements as a benefit because it does not expect to utilize these carry-forwards.  In other words, there is no intention to dispose of any gold and/or silver, which would generate current gains, as this would be contrary to Central Fund’s overall objective to hold gold and silver bullion passively at all times.  There has not been a disposition of certificate holdings in well over twelve years.  As indicated, there has never been a disposition of physical gold and/or silver bullion.

To confirm its understanding, Central Fund sought and obtained an opinion from its legal counsel in Canada, Fraser Milner Casgrain LLP,  that the Company should “more likely than not” obtain capital treatment on dispositions of its gold and/or silver bullion holdings, should any arise.  This position has also been accepted by the Company’s external auditors, Ernst & Young LLP.

Deferred Income Tax Liabilities

Central Fund qualifies as a mutual fund corporation for tax purposes.  As a mutual fund corporation, it is eligible to obtain a refund on any taxes otherwise payable on realized capital gains.  Central Fund believes that any gains that would be generated, should there be sales of gold and silver bullion, would be capital in nature, as discussed in the above section.  As such, any deferred income tax liabilities resulting from unrealized capital appreciation are effectively offset by the refundable treatment that is available to Central Fund.

Canadian generally accepted accounting principles requires the following accounting treatment in the situations described below:

Topic	Description	Impact on Fund
Unrealized gains on investments
Net capital gains realized by a mutual fund corporation result in income taxes payable that are generally refundable through mechanisms available in the Act, most notably through the payment of sufficient capital gains dividends or as a result of share redemptions.

A deferred income tax liability exists equal to the fair value of the portfolio less its adjusted cost base, multiplied by the effective income tax rate.  A future refundable income tax asset shall exist which offsets this liability, when the fund intends to pay sufficient capital gains dividends to trigger the refund of income taxes paid or has sufficient share redemptions.
Ordinarily, no net future income tax liability is expected

Unrealized losses on investments and unused capital losses
Capital losses carried forward from prior years will reduce any future capital gains taxes that would otherwise be payable, representing a potential asset to the Fund.

Unrealized capital losses are similar, in that any future realization will reduce capital gains taxes that would otherwise be payable.

Capital losses serve to reduce refundable income taxes that might otherwise be payable in the future.   As described above, a fund ordinarily will not bear net income taxes on capital gains due to the refunding provisions in the Act.  Therefore, a full valuation allowance should ordinarily be applied to offset the future income tax assets triggered by these unrealized and unused capital losses

Topic	Description	Impact on Fund
Unused non-capital losses
Mutual fund corporations are subject to Part 1 income tax on their ordinary income.  Unused non-capital losses, which may be carried forward, can serve to reduce any future Part 1 taxes and therefore represent a potential asset to the fund.

A deferred income tax asset should be recognized to the extent that it is more likely than not that these unused losses will be utilized in the future.
The investment strategy and earning profile of the fund will significantly influence this assessment.

In summary, a company or fund that has policies in place to pass through all capital gains to shareholders and to trigger available refunds of taxes should not ordinarily recognize a net deferred income tax asset or liability in respect of capital items.

“More Likely Than Not” Assessment

Central Fund reviewed its historical records and then sought an opinion from Canadian legal counsel with respect to the tax treatment that might be anticipated if Central Fund were to sell any of its gold or silver bullion.  The conclusion in the opinion was that, based on an extensive analysis of the CRA’s portion and the jurisprudence including a detailed assessment of the factors involved in determining capital vs. income treatment, Central Fund was “more likely than not” to be accorded capital gains treatment in the event of a sale of its gold or silver bullion.  This opinion is updated on a quarterly basis and the position taken by Central Fund has been accepted by its external auditors.

As the “more likely than not” position of Central Fund would not give rise to deferred tax liabilities due to the refundable mechanism available to it in the event of realization of capital gains, we did not view this as giving rise to a difference between Canadian and United States generally accepted accounting principles that would necessitate expanding the current Note 11 in this respect.

Prepared Future Filing

We are attaching a proposed expansion of Note 7 to Exhibit 99.3 (blacklined to show the changes) to be used when Central Fund’s financial statements are next issued.

In responding to your comment letter, we do, as requested, confirm that:

●	Central Fund is responsible for the accuracy and disclosures in its 40-F filing;

●	SEC staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Central Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is a sufficient response to your comments. Should you require anything further, please let us know.

Yours truly,

/s/ Catherine Spackman Catherine Spackman Chief Financial Officer

cc:	John S. Elder, Counsel, Fraser Milner Casgrain LLP
Christopher J. Barry, Partner, Dorsey & Whitney LLP
Shelagh Donovan, Partner, Ernst & Young LLP

7.        Income Taxes

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada).  As a result thereof, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.

The Company has net capital losses of $1,807,000 available to offset future capital gains realized for which no benefit has been recognized in these financial statements.

The Company is a long-term, passive holder of gold and silver bullion and believes that realized gains upon a disposition of bullion holdings should be treated as capital gains for tax purposes.  The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.  As a mutual fund corporation for tax purposes, the Company is eligible to obtain a refund on any taxes otherwise payable on realized capital gains.  In the case of unrealized gains resulting from an appreciation in the value of gold and silver bullion being held, since a tax refund is available to offset any tax liability if Central Fund realizes capital gains, no future provision is made for a deferred income tax liability.